Exhibit 99.3

RUBBER LEAF INC.

Nominating and Corporate Governance Committee Charter

Purpose

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Rubber Leaf Inc., a Nevada corporation (the “Company”), shall be to assist the Board in fulfilling the Board’s responsibilities with respect to oversight of Board nominations, composition and performance as well as corporate governance matters.

Composition

The Committee shall consist of at least two members of the Board. All members of the Committee shall satisfy the independence requirements of The NASDAQ National Market (“Nasdaq”) applicable to the Committee, as in effect from time to time, when and as required by Nasdaq, including any exceptions permitted by these requirements. The members of the Committee shall be appointed by and serve at the discretion of the Board. Vacancies occurring on the Committee shall be filled by the Board.

Organization, Meetings and Minutes

The Board shall designate the Committee’s chairperson or, if it does not do so, the Committee members shall elect a chairperson by vote of a majority of the full Committee. The Chair (or in his or her absence, a member designated by the Chair) shall preside at all meetings of the Committee.

The Committee shall hold such regular or special meetings as its members deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each director of the Company and the Secretary of the Company promptly after each meeting. The Committee shall report to the Board from time and time and whenever requested to do so by the Board.

Authority

The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have the authority to obtain advice and assistance from legal, accounting or other advisors and consultants. Reasonable expenditures for external resources that the Committee deems necessary or appropriate in the performance of its duties are permitted. Expenditures for external resources that are expected to be material or outside the ordinary course of the Committee’s practices shall be recommended by the Committee for the approval of the Board. The Committee may form and delegate authority to subcommittees as appropriate.

The operation of the Committee shall be subject to (i) the Bylaws of the Company and Nevada General Corporation Law, each as may be in effect from time to time. The approval of this Nominating and Corporate Governance Committee Charter shall be construed as a delegation of authority to the Committee with respect to the responsibilities set forth herein.

Responsibilities

To implement the Committee’s purpose and policy, the Committee shall be charged with the following duties and responsibilities, with the understanding, however, that the Committee may supplement or deviate from these activities as appropriate under the circumstances, except as otherwise required by law or the applicable rules of Nasdaq:

1.	To develop and maintain a current list of the functional needs and qualifications of members of the Board.

2.	To evaluate and, when appropriate, make a recommendation to the Board as to whether a member of the Board satisfies the independence requirements of Nasdaq applicable to the Committee, as in effect from time to time, when and as required by Nasdaq.

3.	To seek, interview, evaluate, nominate and recommend individuals for membership on the Board, as required.

4.	To retain, as necessary, search firms to assist the Committee in identifying candidates for membership on the Board.

5.	To evaluate nominations by stockholders of candidates for election to the Board and to make recommendations to the Board with respect to such candidates.

6.	To evaluate the performance of the members of the Board, individually and collectively, and to determine whether it is desirable for each member of the Board to continue to serve on the Board based upon the designated functional needs of the Board.

7.	To assist the members of the Compensation Committee of the Board, as requested, in determining the compensation of the non-employee directors.

8.	To evaluate the performance of the members of committees of the Board, review the composition of such committees and make recommendations to the Board regarding directors qualified to serve on and chair such committees.

9.	To evaluate the effectiveness of the meetings of the Board, including agendas, meeting materials, meeting structure and organization, schedule of meetings and minutes.

10.	To oversee the orientation of new members upon election to the Board.

11.	To develop a set of corporate governance policies and principles to be applicable to the Company, including policies and principles furthering open communications among members of the Board, senior management and outside advisors and requiring regular meetings of the independent directors in executive session in compliance with the applicable rules of Nasdaq, as in effect from time to time. The Committee shall periodically review and assess such policies and principles and their application and recommend any changes deemed appropriate to the Board for its consideration.

12.	To oversee the implementation of the Company’s Code of Ethics and consider any request by directors or executive officers for a waiver from the Code of Ethics.

13.	To consider questions of possible conflicts of interest of the Board members as such questions arise.

14.	To evaluate the need and, if necessary, develop and institute a plan or program for the continuing education of directors.

15.	To recommend to the Board the establishment of such special committees as may be desirable or necessary from time to time in order to address ethical, legal, business or other matters that may arise.

16.	To review stockholder proposals and make any necessary recommendation to the Board.

17.	To review, discuss and assess its own performance at least annually. The Committee shall also periodically review and assess the adequacy of this charter, including the Committee’s role and responsibilities as outlined in this charter, and shall recommend any proposed changes to the Board for its consideration.

Effective: November 17, 2023